McKenna Long & Aldridge LLP
Suite 5300
303 Peachtree Street
Atlanta, Georgia 30308

October 17, 2007

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Jim B. Rosenberg
         Ms. Lisa Vanjoske
         Ms. Amy Bruckner

Re: Gentiva Health Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 001-15669

Ladies and Gentlemen:

On behalf of Gentiva Health Services, Inc., we are responding to the telephone conference on October 12, 2007 between Ms. Amy Bruckner of the staff of the Securities and Exchange Commission (the "Commission") and Tom Wardell of our office, as a follow up to the letter dated August 7, 2007 from Jim B. Rosenberg, Senior Assistant Chief Accountant, Division of Corporation Finance of the Commission (the "Comment Letter") and our subsequent response letter of August 30, 2007. As requested by Ms. Bruckner, we would propose to add the following disclosure as part of our discussion of "Goodwill and Other Intangible Assets" in the notes to the financial statements in our Annual Report on Form 10-K for the fiscal year ending December 30, 2007. For ease of reference, the corresponding text in our Form 10-K for the fiscal year ended December 31, 2006 is located on pages 60-61 of that filing. Please note that references to "we," "our," "us," "Gentiva," and the "Company" refer to Gentiva Health Services, Inc.

Proposed Additional Disclosure:

Certificates of Need

A Certificate of Need ("CON") is a formal acknowledgement by a state government that a particular health care service, program or capital expenditure meets the identified needs of the state in providing health care to its population. For home health or hospice providers in certain regulated states, a CON functions as a permit or authorization to provide services in certain designated areas (i.e., counties or service areas) indefinitely. The CON process is designed to prevent unnecessary duplication of services by regulating the number of providers that can engage in particular types of services within the service area. Currently, 18 states and the District of Columbia require CONs in order to operate a Medicare-certified home health agency, and 11 states and the District of Columbia require CONs in order to operate a Medicare-certified hospice agency. Without CON authority in these jurisdictions, a party is precluded from providing these services. The issuance of new CONs by most of these states has been very limited.

The amounts set forth in the table above for "Indefinite-lived intangible assets - Certificates of Need" reflect the value of CONs acquired during fiscal 2006 and thereafter. With the assistance of an independent appraiser, the Company valued these CONs using an income approach and determined that these CONs represent a right to conduct business in otherwise restricted areas as discussed above and should be recognized as an intangible asset apart from goodwill in accordance with Paragraph 39 of Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS No. 141").

Gentiva has also classified the CONs as indefinite-lived, and therefore that the value of these CONs should not be amortized, in accordance with Paragraph 11 of SFAS No. 142. Paragraph 11 of SFAS No. 142 states that "if no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite". The holder of a CON may provide services in CON-approved counties indefinitely as long as services continue to be provided in a manner consistent with and as authorized by the respective CON. Furthermore, CONs are not subject to obsolescence because of competition since the issuance of new CONs is subject to regulatory approval that is granted in part only if there is a "need" for services of the same type in the relevant market. That attribute is a major factor in the significant market value inherent in a CON. Gentiva tests the value of the CONs for impairment at least annually in accordance with the requirements of paragraph 17 of SFAS No. 142.

* * * *

As discussed in my telephone conversation with Ms. Bruckner on October 12, 2007, we also confirm that, with respect to comment 2 to the Comment Letter, Gentiva will include the proposed disclosure related to the Company's wholly-owned captive insurance company in the Income Tax footnote to the consolidated financial statements in its Form 10-K for the fiscal year ending December 30, 2007, as provided in our response letter of August 30, 2007.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Stacy Ingram at (404) 527-4647.

Sincerely,

/s/ Thomas Wardell

Thomas Wardell

cc:  John R. Potapchuk, Gentiva Health Services, Inc.
      Stephen B. Paige, Gentiva Health Services, Inc.